EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Nexen Inc. ("Nexen" or the "Corporation")
801 – 7th Avenue S.W.
Calgary, Alberta T2P 3P7

2.	Date of Material Change:

July 23, 2012

3.	News Release:

A news release disclosing the information contained in this material change report was issued by the Corporation on July 23, 2012 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where the Corporation is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change:

On July 23, 2012, the Corporation entered into an arrangement agreement (the "Arrangement Agreement") pursuant to which CNOOC Limited, through its indirect wholly-owned subsidiary CNOOC Canada Holding Ltd. (together with CNOOC Limited, the "Purchaser"), has agreed to acquire all of the issued and outstanding common shares of the Corporation (the "Common Shares") at a price of US$27.50 per Common Share in cash pursuant to a plan of arrangement under the Canada Business Corporations Act (the "Arrangement").

Under the terms of the Arrangement Agreement, the Purchaser has also agreed to acquire all of the issued and outstanding cumulative redeemable Class A rate reset preferred shares, series 2 of the Corporation (the "Preferred Shares") at a price of Cdn$26.00 (plus any accrued but unpaid dividends thereon at closing) per Preferred Share in cash pursuant to the Arrangement. However, if the Arrangement is not approved by the holders of the Preferred Shares (the "Preferred Shareholders") in a separate class vote, the Preferred Shares will be excluded from the Arrangement and will remain outstanding in accordance with their terms.

The Corporation's senior notes and subordinated notes will remain outstanding following the completion of the Arrangement in accordance with their terms.

5.	Full Description of Material Change:

5.1	Full Description of Material Change

On July 23, 2012, the Corporation entered into the Arrangement Agreement pursuant to which the Purchaser has agreed to acquire all of the issued and outstanding Common Shares at a price of US$27.50 per Common Share in cash pursuant to the Arrangement. Under the terms of the Arrangement Agreement, the Purchaser has also agreed to acquire all of the issued and outstanding Preferred Shares at a price of Cdn$26.00 (plus any accrued but unpaid dividends thereon at closing) per Preferred Share in cash pursuant to the Arrangement.

The Arrangement is subject to customary conditions for a transaction of this nature, which include court and regulatory approvals, including from the relevant authorities in Canada, the United States, China and elsewhere, and the approval of 66⅔% of the holders of Common Shares (the "Common Shareholders") represented in person or by proxy at a special meeting of Common Shareholders and Preferred Shareholders (the "Special Meeting") to be called to consider the Arrangement. Preferred Shareholders will vote on the Arrangement as a separate class of securities and their participation in the Arrangement will require the approval of 66⅔% of the Preferred Shareholders represented in person or by proxy at the special meeting of Shareholders. Completion of the Arrangement is not conditional on approval by the Preferred Shareholders and, if such approval is not obtained, the Preferred Shares will be excluded from the Arrangement and will remain outstanding in accordance with their terms.

The Corporation's senior notes and subordinated notes will remain outstanding following the completion of the Arrangement in accordance with their terms.

An information circular regarding the Arrangement is expected to be mailed promptly to Common Shareholders and Preferred Shareholders for a Special Meeting scheduled to take place on September 20, 2012.  The closing of the Arrangement is expected to occur by the end of the calendar year.  If the Arrangement Agreement is terminated in certain circumstances, including if the Corporation enters into an agreement in respect to a superior proposal, the Purchaser will be entitled to a termination fee of US$425 million. The Corporation has also provided the Purchaser with a right to match any superior proposal. A reverse termination fee of US$425 million is payable by the Purchaser to the Corporation if the Arrangement Agreement is terminated as a result of the Purchaser's failure to obtain an approval from China's regulatory authorities in respect to the Arrangement.

The Corporation's Dividend Reinvestment Plan has been suspended.

A copy of the Arrangement Agreement has been filed on Nexen's SEDAR profile and is available for viewing at www.sedar.com.

Recommendation of the Board of Directors

The Board of Directors of the Corporation (the "Board"), after consulting with its financial and legal advisors and having received a recommendation from a Special Committee of the Board, has unanimously approved the Arrangement and unanimously determined that the transaction is in the best interests of Nexen and is fair to the Common Shareholders and the Preferred Shareholders. Goldman Sachs Canada Inc., one of the financial advisors to the Board, has provided an opinion that, subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Common Shareholders under the Arrangement is fair, from a financial point of view. In addition, RBC Capital Markets, the other financial advisor to the Board, has provided an opinion that, subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Common Shareholders and the Preferred Shareholders under the Arrangement is fair, from a financial point of view. The Board unanimously recommends that the Common Shareholders and the Preferred Shareholders vote in favour of the Arrangement at the Special Meeting to be called to consider the Arrangement.

The directors and officers of Nexen have advised Nexen that they intend to vote their respective Common Shares and Preferred Shares in favour of the Arrangement.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The executive officer of Nexen who is knowledgeable of the material change and this report is Alan O'Brien, Senior Vice President, General Counsel and Secretary. Mr. O'Brien can be contacted through Mr. Rick Beingessner, Assistant General Counsel, at 403-699-4434.

9.	Date of Report:

July 30, 2012

Forward-Looking Information and Statements

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this material change report contains forward-looking statements and information concerning: the timing and anticipated receipt of required regulatory, court, government and securityholder approvals for the Arrangement; the ability of Nexen and the Purchaser to satisfy the other conditions to, and to complete, the Arrangement; the anticipated timing of the special meeting of Shareholders; and the anticipated timing of the closing of the Arrangement.

In respect of the forward-looking statements and information concerning the anticipated timing for completion of the Arrangement, Nexen has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the time required to prepare and mail securityholder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, securityholder, stock exchange and other third party approvals, including, but not limited to, the receipt of applicable foreign investment approval required in Canada, the United States and elsewhere and the required approvals from the Government of the People's Republic of China and in other foreign jurisdictions; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement; and other expectations and assumptions concerning the Arrangement and the operations and capital expenditure plans of Nexen following completion of the Arrangement. The anticipated dates provided may change for a number of reasons, including unforeseen delays in preparing securityholder meeting materials, the inability to secure necessary securityholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risks and uncertainties inherent in the nature of the proposed transaction include the failure of the Corporation and the Purchaser to obtain necessary securityholder, regulatory, court and other third party approvals, including those noted above, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all and the inability of the Purchaser to pay the consideration required in respect of the transaction. Failure to so obtain such approvals, or the failure of the parties to otherwise satisfy the conditions to or compete the transaction, may result in the transaction not being completed on the proposed terms, or at all.  In addition, if the Arrangement is not completed, and Nexen continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of Nexen to the completion thereof could have an impact on Nexen's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of Nexen.  Furthermore, the failure of Nexen to comply with the terms of the definitive agreement may result in Nexen being required to pay a fee to the Purchaser, the result of which could have a material adverse effect on Nexen's financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of Nexen are included in reports on file with applicable securities regulatory authorities, including but not limited to, Nexen's Annual Information Form for the year ended December 31, 2011, which has been filed under Nexen's SEDAR profile at www.sedar.com and on Form 40-F filed with the SEC.

The forward-looking statements and information contained in this material change report are made as of the date hereof and Nexen undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.